Exhibit 99.1

Luxfer Group files annual report on Form 20-F for 2015

SALFORD, England--(BUSINESS WIRE)--Luxfer Group (Luxfer Holdings PLC) (NYSE:LXFR), a global materials technology company, announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2015, with the U.S. Securities and Exchange Commission, including audited financial statements (the “2015 Annual Report”). The company recorded revenues of $460.3 million and pre-tax profits of $25.6 million for the year. A copy of the 2015 Annual Report can be downloaded from Luxfer’s website: www.luxfer.com. Hard copies of the 2015 Annual Report are also available, free of charge, upon request to Luxfer Holdings PLC, Investor Relations Department, Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE, United Kingdom.

About Luxfer Group

Luxfer (www.luxfer.com) is a global materials technology company specializing in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Contacts

Investor and news agency contact:
Luxfer Group
Dan Stracner, Director of Investor Relations
U.S. telephone number: +1 951 341 2375
email: dan.stracner@luxfer.net